SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on February 25, 2025, drawn up in summary form

1.	Date, Time and Venue. On February 25, 2025, at 9:30 a.m., by videoconference, as authorized by article 19, paragraph one, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, president, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Marcos de Barros Lisboa, Claudia Quintella Woods and Luciana Pires Dias, representing the totality of members of the Company’s Board of Directors (“Board”). The effective members of the Company's Fiscal Council, Messrs. José Ronaldo Vilela Rezende, Elidie Palma Bifano and Fabio de Oliveira Moser also attended the discussion and resolution on the Company’s financial statements and the management report regarding the fiscal year of 2024, for the purposes of Article 163, §3rd, of Law 6,404/76.

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.	Presentation. The following presentation was made:

4.1.	Financial Statements and Management Report Regarding the Fiscal Year of 2024. Mr. Lucas Machado Lira, Chief Financial, Investor Relations and Shared Services Officer of the Company, and Mr. Eduardo Carvalho de Paoli, Controllership Director of the Company, presented the Company’s accounts for the fiscal year of 2024, including the management representations; the main transactions of the fiscal year; the proposal for the allocation of the results for the fiscal year; and the preliminary opinion of the external auditor. The directors confirmed they received the Standardized Financial Statements of the Company, individual and consolidated, according to the Brazilian and international accounting principles (CPC and IFRS), which will be filed with the Brazilian Securities and Exchange Commission - CVM, in addition to the Management Report, and clarified they had no additional comments to such documents.

5.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

5.1.	Approval of the Financial Statements. To approve, after examination and discussion, and pursuant to Article 142, V, of Law 6,404/76, the Management Report, the Management accounts, the Financial Statements for the fiscal year ended on December 31, 2024 and the relevant destination of the results, which will be published on February 26, 2025.

5.2.	Preparation of an Extraordinary Balance Sheet. To approve, pursuant to Section 41, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet as of January 31, 2025.

5.3.	Distribution of Dividends. In accordance with the recommendation of the Operations and Finance Committee of the Company, to approve the distribution of dividends in the amount of R$ 0.1276 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of January 31, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to January 31, 2025 will be allocated to the minimum mandatory dividends for the 2025 fiscal year and the remainder will be allocated to the Investments Reserve constituted in previous fiscal years, without income tax withholding, pursuant to applicable law.

5.3.1. The aforementioned payment shall be made on April 04, 2025, considering the shareholding position of March 14, 2025 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and March 18, 2025 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including March 17, 2025.

6.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 25, 2025.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Milton Seligman /s/ Fernando Mommensohn Tennenbaum /s/ Lia Machado de Matos /s/ Marcos de Barros Lisboa /s/ Luciana Pires Dias	/s/ Nelson José Jamel /s/ Ricardo Manuel Frangatos Pires Moreira /s/ Fabio Colletti Barbosa /s/ Claudia Quintella Woods /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer